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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

________________________________________________________________________________
1.   Name and Address of Reporting Person*

                      Palmair, Inc., a Bahamian corporation
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   (Last)                            (First)              (Middle)

                     55 Frederick Street Box CB 13039
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                                    (Street)

                     Nassau, Bahamas
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   (City)                            (State)                (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

                            7/8/98
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

                                  Foriegn Corporation
________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

                        AmeriNet Group.com, Inc.  ABUY
________________________________________________________________________________
5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [ ]  Director                             [X]  10% Owner
     [ ]  Officer (give title below)           [ ]  Other (specify below)


________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)

                                 Not Applicable
________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [X]  Form Filed by One Reporting Person

     [_]  Form Filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
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

Common Stock                            450,000                       I                   Shares in the name of Palmair, Inc. but
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                                                                                          Charles Scimeca held voting rights until
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                                                                                          December 18, 1998.
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

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


                                                                          (Over)
(Form 3-07/98)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
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

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====================================================================================================================================

Explanation of Responses:

     Acquired the Common Stock from Charles J. Scimeca.  See Exhibits.


 /s/ Chrisje Gentis-Vermeulen   /s/                             10/5/99
---------------------------------------------            -----------------------
      **Signature of Reporting Person                         Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

STOCK TRANSFER AND PURCHASE AGREEMENT

THIS AGREEMENT ENTERED INTO THIS 5TH DAY OF JULY 1998 BETWEEN CHARLES J. SCIMECA HEREIN AFTER REFERRED TO AS TRANSFEROR/SELLER OR TS) AND PALMAIR, INC. (TRANSFEREE/PURCHASER OR TP).

FOR VALUABLE CONSIDERATION (TS) WILL TRANSFER/SELL 450,000 SHARES OF EQUITY GROWTH SYSTEMS, INC. COMMON STOCK, THAT HE OWNS TO (TP), STOCK CERTIFICATES #027, #063, #130. (TP) UNDERSTANDS THIS STOCK IS RESTRICTED UNDER RULE 144. (TS) WILL RETAIN VOTING RIGHTS FOR THE 450,000 SHARES UNTIL DECEMBER 31, 1998 BECAUSE OF THE CHANGES EQUITY GROWTH SYSTEMS IS EXPERIENCING. THE ACTUAL SALE FOR THIS TRANSACTION FOR TAX AND RULE 144 PURPOSES WILL BE ON OR BEFORE DECEMBER 31, 1998, AT WHICH TIME (TP) WILL PAY TO (TS) $4,500.00 USA CURRENCY OR FORGIVE ALL DEBT OWED TO HER SON DIEDERICH GENTIS BY CHARLES SCIMECA (WHICH IS AGREEABLE TO
HIM).

(TS) GRANTS TO (TP) AN OPTION TO PURCHASE AT DOUBLE THE THEN CURRENT PAR VALUE PER SHARE IN (USA FUNDS) ALL RIGHTS THAT (TS) ACQUIRES FROM EQUITY GROWTH SYSTEMS, INC FOR PURCHASE OF EQUITY GROWTH SYSTEMS STOCK INCLUDING STOCK OPTIONS WARRANTS OR OTHER TYPES OF STOCK OWNERSHIP RIGHTS FOR A PERIOD OF 6 MONTHS. (TP) HAS 9 MONTHS FROM THE ISSUANCE DATE TO EXERCISE THEIR OPTION.

(TS) WILL KEEP (TP) OR HER FAMILY MEMBERS OR OTHER STOCK HOLDERS INFORMED OF DATES THAT ARE IMPORTANT TO THE TERMS OF THIS CONTRACT.

FOR PRIVACY REASONS FOR THE BENEFIT OF PALMAIR STOCKHOLDERS THIS CONTRACT SHALL NOT BE RECORDED OR MADE PUBLIC RECORD.

IF THIS AGREEMENT HAS TO BE ENFORCED BY ANY TYPE OF LEGAL PROCEDURE THE PREVAILING PARTY SHALL BE AWARDED THEIR LEGAL FEES.

PROOF OF AUTHORITY TO EXECUTE THIS AGREEMENT IS ATTACHED AS EXHIBIT
A.

/s/ Charles J. Scimeca /s/             /s/ C. Gentis Vermeulen /s/
-----------------------------        ---------------------------------------
TRANSFEROR/SELLER                           TRANSFEREE/PURCHASER

DATE   July 5,1998                           Date 7/8/98

WITNESS        Signatures unreadable


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